Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Xerox and ACS that also constitutes a preliminary prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox will mail the definitive joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the preliminary joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

TRANSCRIPTION RE:

Xerox, XGS Live

Prepared for:

Xerox

Transcribed by:

ExecuScribe, Inc.

1320 University Avenue

Rochester, NY 14607-1618

(585) 256-6220

The following are excerpts from a transcript of XGS Live.

[Excerpt 1]

MS:	Male speaker Joe Cahalan
MS2:	Male speaker Stephen Cronin
MS3:	Male speaker Brian Walsh
MS4:	Male speaker Andrew Morrison
MS5:	Male speaker John Kelly
MS6:	Male speaker Sasha Laassiri
MS7:	Male speaker Shaun Pantling
FS:	Female speaker Tracy Mendez-Eggar
Q:	Questions from the audience (( ))

MS: Hello everyone. Welcome to XGS Live {applause}. The live studio audience is applauding, because it’s raining like heck in Rochester, and they’re just glad to be indoors. Welcome to Xerox Global Services Live, to all of you around the world. I can’t say good morning or good evening, so hello. I’m Joe Cahalan, your moderator for the day. We have a full agenda. There are only two ways to ask questions. If you’re in the audience here, you can stand at any time and when we’re in the Q&A mode, and get the attention of somebody in the aisle, and they’ll hand you a microphone, and you can ask your question. If you’re watching on the web, just hit the submit question feature, and I’ll get the question here on a laptop, and we’ll get to as many of them as we can. We have a packed agenda, so I’m not going to take any more time. We’re going to try to stay on course. So it’s my pleasure now to introduce to you, your leader, and president of Xerox Global Services, Stephen Cronin. Stephen.

MS2: So thank you very much, Joe. Let me add my very warm welcome. As Joe said, I’ve got a pretty packed agenda, so I’m going to kick off straight into it, and hopefully we’ve got some exciting and good things to update you on.

But first of all, let me, let me introduce a few new players to the team. One is with us today here in audience, so two senior people have joined since we last met. First, Uta Warner. Think I saw Uta come in, so stand up. {applause} Very warm welcome, Uta, you would have seen in announcements, she’s come in to head up the C&BPO globally for us. So we’re very excited about that, and you’ll get the chance to, many of you have met her already, but you’ll get the chance to meet her, I’m sure, in the next few weeks.

And the second senior appointment is one actually only occurred in the last few days. That’s Mike Steinharter. Mike isn’t actually with us in the audience today, but he is, I’m sure, online, so a very warm welcome to Mike. Mike’s joined in one of our new positions. You know, we’ve created four, or in the process of creating four global sectors under Cam’s leadership on the global accounts. And Mike comes in to lead the second biggest one, well, the second announced, but the biggest one of those, which is financial services globally. So we’re really thrilled about that, and we’ll hear a lot more about how Mike’s going to help us build that business, which still has huge, huge opportunity for growth globally.

So, to Uta and to Mike, a very warm welcome to the team, and I’m sure we’ll get a chance to spend a little bit of time with you. So if we could go to the next slide. So, this is interesting, because you know, you’ve given us lots of feedback. You’re very generous with your feedback. And we’ve listened, as you see, 1400 of the team joined the last session, 11 countries. You like the format, you like Joe more than the format, so we brought Joe back. {laugh} And Joe’s taken the number one rating now, so I’m afraid Brian has slipped to number two, so he’s got a big challenge today to see whether he can get back on the top. For the rest of us who are a little lower down in the charts, we’re not too concerned about that.

The second thing you said, let’s try and squeeze this, because it was getting long, so we squeezed the duration. Less force of focus on one big subject, and maybe cut a little bit, so we’ll do that today, and let’s get as much time on Q&A as we can. So we’ve done that. Keep your feedback going, because, you know, this is, this is a meeting which covers a lot of people, a lot of countries, so any help you can give us to get it sharp and answer the questions, and the concerns you have, the better.

So let’s move to the agenda. So, pretty interesting agenda today. We’ve got Brian on the financials, we’re into the fourth quarter, final lap of the race, a lot going on, everybody’s working very hard, so we’ll update you on what we need to do to close the quarter well. We’re going to take you through the delivery organization. Lots of activity this year on delivery, so we’re going to update, we’ve got Tracy and Andrew to update you on what we’re doing on delivery. And lots of links and delivery in other parts of the business, like our big process, our support track clients. So I think you’ll find that quite interesting.

As much Q&A as we can, so we’ll bring the senior team together to give you Q&A. We’ve the guys in London, we’ve got Sasha, who’s not in Paris today, but he’s in, in Miami, so hopefully we’ll get the full team on board. And then we’ll, we’ll close up. And we’ll go into a session right up front on ACS, because many of you have asked lots of questions on ACS.

So, let’s go to the next slide, if we can. Now, as I said, on the, this is our strategic imperative framework. You know it’s the same model we’ve been using for the business for the last two to three years. Today, as we said, we’re going to focus on one of the deep dives, which is delivery, delivery is our product. That’s what we sell. It’s our commitment to the client, you know, services, business. It’s everything and everybody touches it, so we’re going to spend a bit of time on that today. But we’ve also spent quite a bit of time in the marketplace. We’ve been out talking to the analysts, we’ve been out talking to the analysts in Europe, here in the U.S., and we can give you some feedback. And there’s genuine excitement, real excitement, about what we’re doing inside Xerox. Now, we’ve lifted that excitement to a new level, with ACS. But you know there’s genuine excitement about the progress we’ve made, in the last 12 months in our EPS business, and our own CBO business, and we want to share a little bit of the excitement with you. Not least of which, of course, as you’ve seen, some of the recognition we’ve got from the Gartner quadrant, where we placed number one again, and also in the black book, which, the black book is more of a delivery assessment. It assesses our capabilities in all these different areas of delivery, and we came out, again, you know, world class. So, thank you for that. This team delivers that. The delivery team delivers that. This combined team delivers that. So we’re thrilled.

So, a couple of things outstanding we want to answer questions on today, because we’re just not, not there. We’re working on our research and development budget for 2010. We’re in that window. We’ll probably complete that by November, December. So the next time we meet, we can give you a lot more information on our investments as we go forward, in 2010. But we’re right in that process, today.

So let me kick off, and talk a little bit about ACS. So I think you know, ACS is going to bring a combined strength to extraordinarily well positioned companies. With us, it’s our Xerox brand, which is very attractive globally. Its held its own, and improved during this tough period. So our brand is probably second to none.

Also, our account process and our account structure, our global account leadership under Cam’s organization, which is global, our top 500, our overall account leadership position is very attractive, and it’s also very attractive to ACS. And of course, innovation, R&D, we’re renowned for our, our ability to bring innovation to our clients. So, of course, we bring a lot to the party. Now, ACS, are absolutely role model, in the BPO business. The largest BPO business in their space, in North America, the biggest provider to the government. They have an extraordinarily good delivery reputation. I mean, extraordinary. And we can learn a lot from some of the things that they’ve been doing. And of course, they bring strong management, good results, good cash generation. Very sound business model. And a business model that has grown. It’s grown in the last, the last 12 months, never mind the last two to three years. So, you know, good growth.

I’ll come back to when it’s going to close, but it’s projected Q1 close. Can we go to the next slide please.

So, ACS is very diverse. And our own BPO business, as you know, fairly intimately from our discussions, have our five towers. But, you know, ACS built that business by, by industry. So they have a very strong transportation business, a very strong health care business. They’re very strong in the government. They’ve got telecommunications, they’ve got consumer goods. So, they have the business, which is very, very attractive, in terms of how do you accelerate growth in the BPO space, into these vertical spaces. And you know, we’ve been talking about moving to vertical BPO for some time.

The second thing, they’re the second, they’re the largest provider to the government. And if you look at their results, as you can, they’re good results in terms of last year, you’ll see the split between commercial and government. Very, very strong established player)into the government. And of course, that’s very, very attractive, as we build the business combined in the future.

And as I said, they’ve got strong revenue. They’ve got strong cash, they’ve got a good annuity based business. We pride ourselves on having a services business, which is heavily biased towards an annuity business, with long contractual arrangements, and ACS has a very strong annuity business, with long contractual arrangements. So, you can see some good fits.

The other things we should recognize, is that this is a very strong mature and experienced management team, that have been doing this for some time, and have built this business over a period of years. And, of course, that again, is a great credit, as we bring these two businesses together.

I think you’ll find, and we’ve done some meetings together, that there’s a good culture fit, and that’s very important in a services business, which is a people related business. Very good culture, very good link into the way we both work. We talk the same language, we talk the same, important things about values. So we think there’s a, there’s a very good culture fit here.

Go to the next slide please.

So what does it bring? It brings us to a $22 billion business, so it answers the question of scalability. It certainly scales Xerox, and it certainly scales global services. It bring us to a mix where 80% of our revenue will be annuity based. Very healthy annuity based business, long contracts, very intimate relationships with clients. Intimate relationship with clients where we are doing critical value add, which is important to help their businesses grow. And you know, our mantra isn’t to, to support their back office. Our whole mantra is, how do we do things that help our clients grow their business. And if, if we can help them accelerate their growth, we become a key player for them on a long term basis. Services, $10 billion. You know, you couldn’t have dreamt of having a services business like that, you couldn’t get there organically, of course. You know, our service business is just over 3.5 billion. The combined is 10 billion. It really puts us in a space globally, as one of the great players in the BPO space. Very few will have our capability or our footprint to do what we’re capable of doing, as a $10 billion plus business. And of course, what’s very important, cash, you know, cash is king for us. Cash is important when you’re growing a business. Cash is important when you’re running a business, and this is a very healthy cash situation from Xerox. A very healthy cash situation with, from ACS.

So, in terms of value proposition, this truly does, enhance our value proposition. And I think you’ve heard us talk before about, what is the criteria of success, if Xerox went out to look for a, a new business. And one of the things we said, was scalability. But we also said, the value proposition has to come together and meet, and this is a tremendously powerful value proposition. Both in document management and BPO. And it really does leverage our best in class capabilities, or that best in class in go to market, in terms of delivery, in terms of our, our people skills. So we feel that this does add seriously to our ability to grow and scale the business in the future.

And the other thing is, this is about long term growth, and it’s important that we have capabilities, not just to grow in the short term, but to have something which changes this business, on the ongoing basis for the long term.

In terms of the close, hope to close in Q1. Until then, of course, it goes without saying, that we are in the equivalent of a quiet period for the acquisition. So there’s lots of things we can and can’t do. So the list of don’ts are much longer than the list of dos. But we’re going to do our best. We’ll take a few questions now and do our best to answer those. There are things we’re working on, of course, because we have to prepare on the basis of the closure. But there’s also many things that we can’t get involved in. The important thing for us as a community is we’ve got the Q4 close. We have our commitments to close globally. We have a big, big contribution to make in closing the year, and our attention at the moment, is entirely based on that. There are people who are working on the ACS acquisition on the corporate level, and they’ve got things to do, which are important things, but our attention, really, has to be on our clients in Q4, closing our Q4 revenue and productivity, and delivering the full year. So based on that, maybe we could take a few questions, if we could just move to a, there is a slide I’m going to drop up as a backdrop, and that’s a commitment to everybody, but I think you may have seen this, hopefully, if you’ve been in other Q&A. So we’ll do our best, as I said, to answer all the questions we can within the framework of this period. The deal is not closed. But, but there are things that we can hopefully take your questions on.

MS: Okay, so come sit, come join me. I think you said just about everything that can be said, legally, so. This slide is to keep Stephen out of jail slide, so we’ll have to be a little careful. But, the questions that came in before the broadcast, were all versions of, how does it affect me. So if you could try to, I know it’s a tough one, but what, what’s the, maybe there is no immediate, but what happens in the short term?

MS2: So in the short term, so first of all, we’ve done lots of due diligence. So it’s not as if we are stepping back and doing nothing. So we’re in this period where things are happening, of course. But they’re very structured. In the short term, we will get both the boards to sign off on the deal. We’ll get all the legal regulations complete and submissions done, and by January, then, everything will come together, there’ll be a sign in, and there’ll be then an announcement, hopefully, that the thing is closed. Now, obviously, we can’t preempt any of that. It’s, it’s down to all that work being done successfully. And then once that’s done, I think we can share many, many things. We can share our work plans. We can share how we’re going to go about the integration. We can share how we go about the cross revenue selling. We can, we can talk about many, many things. So we’ve got a few weeks, really, just to sort of hold in there. Having said that, we can say lots of things, and we have, in, in Ursula’s web cast, and in the presentations we’ve made to the analysts and the external shareholders. We have been sharing what we can do, in terms of where we stand.

MS: Right. Can you talk, one question that’s already come in, is, organizationally, what, how, where, where will they fit?

MS2: So, this we’re quite clear on, inasmuch that ACS will come across as ACS Xerox Company. Their CEO will report directly in, Lynn will report directly in to Ursula, and become part of the executive team. So in that respect, there is integration. Because Lynn will be part of the executive team and reporting to Ursula. Now, there will also be separation inasmuch that ACS will be run as a business of ACS. And, we have talked about how we bring the BPO businesses together. One of the objectives, clearly, is to take two BPO businesses, and make them more successful. So one on one, adds three. And of course, they have a significant BPO business, particularly here in, in North America. And there’s a lot of learning going to go on. Now. We’ve got to do things to prepare ourselves for that. And not all that’s going to be a big bang in January, you know.

MS: Right.

MS2: We’ll do it with due diligence, we’ll do it with a seriousness. We don’t want to slow down any growth in any part of either business. The idea is to accelerate growth, so we’re going to be very sensible.

MS: Right. Around the accelerating growth. We, we’ve already gotten one question here, I’ve seen it asked repeatedly, is, you know, when can I call people at ACS and get going? So can you talk a little bit about the acquisition operations office, and that process.

MS2: So the first question on the don’t, is don’t call anyone {laugh}. And, we have identified a transition operational office, the team are in place, and their identifying streams of work, project work that needs to be done. And that’s the primary interface between the Xerox corporation and ACS. And the primary interface is those individuals who are dealing with the actual formal acquisition. So our, our encouragement is, let us focus on our business, our clients, Q4, delivering a very strong year, and a very strong contribution. And give ourselves a little bit of space, between now and when the deal is closed, and any meetings that take place are formally organized through the transition office, and I would just encourage people to say, look, as much as we’re excited about counter partnering, probably the best thing to do is, let’s just hold, wait until we close, and then we have much more flexibility in being able to exchange and, and meet and talk to people.

MS: Right. You’re, you’re using words like, encouragement, and I would prefer, and I think it’s even tougher than that, right, don’t…

MS2: Well, the first rule is…

MS: Don’t call.

MS2: The first, the first rule is, of the don’ts, is don’t call.

MS: Don’t call, right.

MS2: And if you can, don’t engage. You know, the only people that will engage, are those which are invited to engage through the transition office, or the formal team. And people know who they are, so if you’re not…

MS: Right.

MS2: …if you’re not one of those Don’t do it.

MS: If you haven’t been approved to talk, don’t. Got it, got it. Stephen, I, I know that some of the senior team have been spending a lot of time out with shareholders and investors.

MS2: Yeah.

MS: Explaining the deal, getting their questions, getting their feedback. There’s been a lot of work done with the industry analysts. From your vantage point, how has that gone, and what’s the, what’s the, you’ve touched on it, but what’s the reaction been?

MS2: You know, it’s, it’s a great question, Joe, because there’s a lot of interest in what we think as a team, as a community inside Xerox, but there is also a tremendous interest in what do the shareholders think, and what does the analyst think. And of course, the analyst, we’re very close to, because they track us, they track ACS. So, maybe take one of them each at a time.

MS: Yeah.

MS2: From inside, there is immense excitement. From Xerox, not just from global services, there is immense excitement, because I think we realize that this is changing for the corporation, and it really brings us into a growth opportunity, which we didn’t have before. We have just, from the analyst point of view, and the shareholders, there’s two types. There’s the shareholders, and they, on the don’t list, is, I don’t get engaged, that’s one of my don’ts, that’s sort of Ursula and Larry. And they have been out. They went out on a number of road shows. And as you know from the announcement last week when we closed at Q3, they took the opportunity to use the Q3 close, to also share the whole ACS story. So their action there is about, about learning. I mean, it’s a sharing, it’s explaining. We have an accountability to explain why the deal is good for Xerox, which we have done, and we know about scalability, we know about growth, we know there’s a good mix, we know the culture mix is good. We know the contractural links are good, the annuity stream. So, all those stories about, all those things that made us, as a business say, this is good for us, let’s close this deal, are the ones we’re sharing with the shareholders. Now, I think in time, those meetings will continue now through Q4 until the close. But the analyst, it’s a little bit different, because they track Xerox intimately. They know our business as intimately as we know it. And they know ACS’s business. And their reaction has been very, very positive, and we can say that because they write papers, they publish them.

MS: Right.

MS2: And in the last four or five weeks, we’ve seen probably half a dozen papers, both here and in Europe, from, from Gartner, from ACS, from Forrester. And they’ve been very positive, very positive. They say, and it’s bullish, it’s strong. It’s ambitious, it’s a good link, you know, they’re using all the right encouraging words, to say they can understand it, they’re on it, and generally it’s been received very well.

MS: Okay. A question here. Does this mean, from what Stephen said, does this mean that once we close, I can get in touch with my ACS counterparts. And I think, well, I’ll let you answer it.

MS2: Well, probably not. You know, I think, just give us a little bit of time. The transition office will outline the engagement process, and they’re doing that now already, so they’ve got a strict engagement process now in this quiet period. But I think we all respect that, because, you know, there’s things we need to do, which are regulatory. There’s things we need to do which are respectful to both businesses. By the way, they have to close their quarter, as well.

MS: Right.

MS2: I think what will happen is, as we get to the close, Joe, we’ll see lots of information coming out to say, this is how we’re going to engage. You know, the other good thing is, that the transition office are building a number of work streams. So there will be work streams on how we engage, and they will cut quite deeply. So people will be engaged, but again, my counsel at this stage is, look, just, don’t do it.

MS: Right.

MS2: You know, because the best way to be in good shape here is to don’t do it. And once we, you know, the deal isn’t closed, but once it is closed, hopefully, in January, there will be lots of communications on how we can go forward. And I think then the whole thing will accelerate.

MS: Right, right, right. I’m going to put a close to this segment, only because of time. We do have other questions coming in. I should point out that on the web board, there’s a whole section on ACS that has really just about all the information that we’re allowed to release, and you should definitely check that out, and frequently ask questions. So for the remainder of this show, for sure, but even after that, send your questions in. Send your questions in to this site, and then after that, send them in to the web board, and the frequently asked questions is a dynamic document, and we’ll, we’re updating that and answering all the questions we can.

MS2: But you know there’s immense amount on the WebBoard.

MS: Yeah.

MS2: Immense amount, because Ursula’s taken a web question and answer, we’ve put questions on, we put that presentation material that I showed on, so, I think people will find there’s a lot of information there.

MS: There’s a ton.

MS2: And that, that should, should feed some of the hunger short term.

MS: Yeah, yeah. That’s on the financials, and if you want, if you haven’t seen it, there’s a great little video that’s linked from the web board to the ACS site, on sort of a day in the life of ACS, that gives, I think it’s a couple minutes long, but it gives a nice little insight to what they do, the kinds of work they do. So thank you, Stephen. I appreciate it.

MS2: Thank you very much.

[Excerpt 2]

MS: Great. I think we can have ACS question. I’m going to break the rule here, because, are, what are you seeing from your customers about it, are they asking about it?

MS5: Yeah, yeah.

MS: Just a general answer.

MS5: No, no. It’s a, I think it’s, you know, the way to think about it is, that, I’ve had this experience already, and a number of people, in fact, in Cam’s organization have had this experience. You go in and you talk now to your customers, and they say, okay, here’s what we’re spending in Xerox. And they do the math. Here’s what we’re spending on ACS. And they, and they put it together, and they say, okay, this puts you into a different class of supplier to us, because when you add those two things up, we become more important and more strategic to them. So that’s exciting, because it really, it means that we can be more valuable, we can be more important, and we have to handle that, right.

The following slides which correspond to the excerpts above were presented at XGS Live.

28 October 2009 Xerox Internal Use Only Page 1 Global Services Live!
Services Strategic Framework
R & D Investment Case
Portfolio
Innovation
Go-to-Market
Bid-to-Win
World-Class
Delivery
Talent Invigoration
Governance & Infrastructure
Five Strategic Imperatives
Client
Enterprise
Document
Services
Market
Competitive
Landscape
5 City
Analyst
Road Show
1 2 3
4
5
SM

28 October 2009 Xerox Internal Use Only Page 2 Global Services Live!
Xerox to Acquire ACS
• Xerox document management,
brand strength, global account
management and R&D
investments.
+
• ACS’s industry-leading BPO
capabilities, process automation
competencies and services
talent management.
• Closing expected in 1Q ‘10
Creates a new class
of solutions
provider with
leading technology
and expertise in
document and
business process
management.

28 October 2009 Xerox Internal Use Only Page 3 Global Services Live!
Who is ACS?
•
ACS is the world’s largest diversified BPO company
–
Vertical focus on education, transportation, healthcare,
government, financial services, telecommunications, consumer goods and retail
•
Largest provider of managed services to governments in
the U.S.
•
Strong financial performance: record results
–
Revenue growth and healthy margin
–
Recurring revenue under long-term contracts
–
Consistent cash flow generation
•
Highly-regarded management team
•
Culture of flexibility, responsiveness, reliability and integrity

28 October 2009 Xerox Internal Use Only Page 4 Global Services Live!
The Combination of Xerox and ACS Yields a
Strong Financial Model
Note: Combined Company on a pro forma basis, LTM – Last Twelve Months
World leader in document and business process management
Total Revenue
Annuity Revenue
Services Revenue
Free Cash Flow
$22B (last 12 months)
~80% total revenue
$10B (last 12 months)
Combined stronger cash

28 October 2009 Xerox Internal Use Only Page 5 Global Services Live!
A Powerful Value Proposition
•
Transformational transaction that creates a new class of
solutions provider
•
Leverages the strengths of two best-in-class companies to
become the leader in document and business process
management
•
Positions Xerox for long-term growth
•
Enhances the value we deliver to our customers
•
Closing expected in 1Q 2010
Our focus in XGS needs to be on closing 2009